UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

ASX: ELV • NASDAQ:ELVR • OTCQB:SYAXF Elevra Lithium Providing a Secure and Reliable Supply of Lithium to Power the Future NOVEMBER 2025

Introducing Elevra Lithium

North America's Leading Hard-Rock Lithium Producer


Moblan
Stage: Studies
Ownership: 60%
North American Lithium
Stage: Production
Ownership: 100%
Authier
Stage: Studies
Ownership: 100%
Carolina Lithium
Stage: Studies
Ownership: 100%
Ewoyaa
Stage: Studies
Ownership: 40.5%

Investment Highlights:

ASX: ELV | NASDAQ: ELVR | OTCQB: SYAXF

Scale

#1 North American hard rock pure-play lithium producer.

Combined lithium Ore Reserve Estimate of 106Mt @ 1.15% Li_2O and M&I Mineral Resource estimate totalling 183Mt @ 1.16% Li_2O[1].

Growth

NAL expansion study confirms lower costs and strong returns.

Diversified growth portfolio with optionality across three DFS-stage development projects.

Strategically Positioned

Only major North American hard-rock lithium project in production.

Access to global demand centres to supply the EV and battery supply chain.

Business Highlights:

Q1 FY26 Operations[2]

52,003
Dry metric tonnes produced

25,975
Dry metric tonnes sold

69%
Recovery

Financial

$31 million
Q1 FY26 revenue

$1,250
Q1 FY26 unit operating cost (FOB)

$149 million
Cash (at 30 September 2025)

Corporate

$754 million
Market cap (at 31 October 2025)

169 million
Shares outstanding (6 Nov. 2025)

183 Mt @ 1.16% Li_2O
Attributable Measured & Indicated Mineral Resource Estimate[1]

1. Combined spodumene ore reserve estimates and mineral resource estimates (in the measured and indicated category, inclusive of reserves and exclusive of inferred resources). Ore reserve and mineral resource estimates reported in accordance with the JORC code. Metrics as reported and shown on a net attributable basis.

2. ASX release "September 2025 Quarterly Activities Report" released 29 October 2025.

ELEVRA LITHIUM

2

The Elevra Strategy

Disciplined delivery remains central to our strategy

01 Optimise Existing Operations

Focused on optimising production sustainably and maximising returns and cashflow generation for NAL

Next 18 Months

- Improve safety and environmental performance
- Mine cost reduction
- Continued mill utilisation and throughput improvement
- Recovery optimisation
- Logistics cost reduction

02 Develop Assets Following Expanded Resource Base

Deliver portfolio potential through the development of upstream assets off the back of an expanded resource base

Next 18 Months

- Evaluate NAL expansion options based on materially expanded resource base
- Revisit Moblan DFS with focus on benefits of increased reserve base, capital intensity & sizing
- Advance Moblan approvals and permitting (~5 year lead time)
- Pursue additional value accretive growth opportunities

03 Integrate into the Supply Chain Via Strategic Partnerships

To lock in demand, access-end markets, establish a vertically integrated supply chain, and fund the accelerated development of Elevra's portfolio via downstream partnerships

Next 18 Months

- Identify potential partnership opportunities, including support from the government, to advance downstream development in Quebec
- Focus on options to enable development pathways for Moblan greenfield and NAL brownfield expansion

ELEVRA LITHIUM 3

Merger of Sayona Mining and Piedmont Lithium

Strengthening our market position and unlocking synergies to deliver long term value

Strategic Rationale

Scale

- #1 North American hard rock pure-play lithium producer
- Significant combined lithium Ore Reserve Estimate of 106Mt @ 1.15% Li_2O and M&I Mineral Resource estimate totalling 183Mt @ 1.16% Li_2O[1]
- Improved strategic relevance to global battery and EV supply chains

Optimisation

- Consolidated North American Lithium ("NAL") offtake economics
- Complementary technical capabilities
- Unified ownership structure enhancing scope for project optimization

Growth

- Aligns economic interests in pursuing NAL Brownfield expansion
- Significantly strengthened balance sheet to support growth pipeline
- Enhanced portfolio optionality to pursue growth

Synergies

SG&A

- Optimisation of corporate and JV functions
- Reduction of corporate costs and overheads
- Ability to re-route and share staff across corporate functions and projects

Asset Optimisation

- Enhanced management and technical expertise to expand production base and develop growth projects
- Strengthened positioning and balance sheet to optimise growth projects and pursue downstream supply-chain integration strategies

Logistics & Procurement

- Removal of de-synergies from previous NAL arrangement
- Marketing synergies through expanded customer relationships
- Optimised project logistics and procurement to reduce cost profile

1. *Combined spodumene ore reserve estimates and mineral resource estimates (in the measured and indicated category, inclusive of reserves and exclusive of inferred resources). Ore reserve and mineral resource estimates reported in accordance with the JORC code. Metrics as reported and shown on a net attributable basis following updated NAL and Moblan announcements in August 2025. Refer to the Appendix for supporting data.*

ELEVRA LITHIUM

4

E xperienced and Diverse Board and Management Structured to support and enable Elevra’s growth Board of Directors Dawne Hickton Chair Allan Buckler Director Lucas Dow Managing Director & CEO Jeff Armstrong Director James Brown Director Laurie Lefcourt Director Christina Alvord Director Jorge M. Beristain Director ELEVRA LITHIUM 5 Management Team Monique Parker Chief Sustainability Officer Christian Cortes Chief Financial Officer Lucas Dow Managing Director & CEO Dylan Roberts General Counsel & Company Secretary Sylvain Collard President Canada & Group COO Andrew Barber Chief Development & Investor Relations Officer Sandra Tremblay Chief People Officer Malissa Gordon Vice President, Government Affairs US

Lithium Market

0.0 0.5 1.0 1.5 2.0 2.5 3.0 2025 2026 2027 2028 2029 2030 Battery Industrial Uplift in Demand with Strong Outlook into 2030 Elevra is well positioned to take advantage of forecast demand growth through its unique suite of development projects Global Lithium Demand Mt LCE North American Lithium Market Balance M t LCE CAGR 14% ELEVRA LITHIUM 7 (0.13) (0.14) (0.16) (0.18) (0.18) (0.21) (0.3) (0.2) (0.1) 0.0 0.1 0.2 0.3 0.4 2025 2026 2027 2028 2029 2030 Market Balance Battery Demand Primary Supply Source: Benchmark Mineral Intelligence Q3 2025 Lithium Forecast Model

Greenbushes Pilgangoora Mt Marion Wodgina Through - The - Cycle Production Ensures Maximised Profitability in Peak Cycle Environments Production incumbency is everything • Lithium price upcycles can last 2 – 3 years (most recently Sep 2021 – Jan 2023) but short spikes have primarily driven outsized profitability • Producing assets such as Greenbushes, Pilgangoora and Mt Marion invested through the downcycle which allowed them to fully capitalise at peak prices with expanded production • However, as Wodgina was placed into care and maintenance, it was not able to restart production efficiently during peak price periods and recorded zero profit over FY2022, whilst producing assets saw record profitability • Given the relatively short price cycles and the time/capex required to restart, it is critical to remain operational during market downturns in order to maximise earnings potential during strong price environments Gross Annual Production 1 k t , June year end Profit 1 A$MM, June year end 2,685 9,627 4,361 660 777 1,215 Spod (A$/t) ELEVRA LITHIUM 8 - 91 281 378 620 725 744 644 702 1,135 1,491 1,383 391 496 485 431 474 654 - 62 - 16 295 423 - 200 400 600 800 1,000 1,200 1,400 1,600 FY2019 FY2020 FY2021 FY2022 FY2023 FY2024 Despite price rebound, Wodgina was not able to transition from care and maintenance to production until FY2023 (29) (99) (51) 530 2,276 418 (214) (71) (63) 868 6,555 2,578 109 21 5 504 1,231 275 - 381 93 (3,000) (1,000) 1,000 3,000 5,000 7,000 9,000 FY2019 FY2020 FY2021 FY2022 FY2023 FY2024 Wodgina failed to realise any value during the first 12M of price upswing in 2021 Assets that remained producing through the cycle saw significant earnings growth 1. Page 19 ASX release 20 May 2025 Investor/Conference presentation.

Operations & Resource Base

Maintaining a high level of operational discipline to deliver a strong quarterly performance • Q1 FY26 concentrate production of 52kt was the third best quarter on record • Process plant utilisation held at 87% despite shutdowns, underscoring stability of operation • 69% lithium recoveries in September quarter was 2 % higher against PCP • Best safety performance since the restart of operations in 2023 NAL Operational Performance Consistent production creates a p latform for sustained success and future growth NAL Global Recovery and Mill Utilisation 1 NAL Concentrate Production and Unit Operating Costs ELEVRA LITHIUM 10 58% 62% 67% 68% 67% 68% 69% 73% 69% 72% 75% 73% 83% 91% 90% 80% 93% 87% 50% 55% 60% 65% 70% 75% 80% 85% 90% 95% 100% Q1 FY24 Q2 FY24 Q3 FY24 Q4 FY24 Q1 FY25 Q2 FY25 Q3 FY25 Q4 FY25 Q1 FY26 Global Recovery (%) Mill Utilisation (%) 31,486 34,237 40,439 49,660 52,141 50,922 43,261 58,533 52,003 1,231 1,397 1,536 1,506 1,335 1,280 1,374 1,232 1,250 0 200 400 600 800 1,000 1,200 1,400 1,600 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 Q1 FY24 Q2 FY24 Q3 FY24 Q4 FY24 Q1 FY25 Q2 FY25 Q3 FY25 Q4 FY25 Q1 FY26 Concentrate Production (dmt) Unit Operating Costs (A$/dmt) 1. See page 6 of ASX release “September 2025 Quarterly Activities Report” released 29 October 2025.

Significant Increase in Resource and Reserve Base

NAL Increases Resource to 95Mt and Reserves to 49Mt[1]

- Total Mineral Resource of 95.0Mt at 1.15% Li_2O, an **+8%** increase over the August 2024 MRE
- Increase in Mineral Reserves of **+124%** from March 2023 estimate to 49Mt at 1.11% Li_2O
- Results from the updated MRE reinforce the project's potential for an extended mine life and/or increased production rate

Moblan Increases Resource to 121Mt and Reserves to 48Mt[2]

- Total Mineral Resource of 121.0Mt at 1.19% Li_2O, a **+30%** increase over the August 2024 MRE with approximately **89%** of the total tonnage in the higher confidence Measured and Indicated categories
- 48.1Mt at 1.31% Li_2O in Mineral Reserves
- The company has grown the resource based by **+6.5x** since acquiring Moblan in 2021, with infill drilling showing shallow mineralization and a consistent ore body

1. *Refer to ASX Announcement on 27 August 2025 or Appendix for supporting data.*
2. *Refer to ASX Announcement on 25 August 2025 or Appendix for supporting data.*


CHISASIBI
RADISSON
LA GRANDE-4 HYDRO DAM
LA GRANDE-3
Trans-Taiga Hwy
Shaakichiuwaanaan Project
Patriot Battery Metals
WEMINDJI
Adina Project
Winsome Resources
Galaxy Project
Rio Lithium
EASTMAIN
Rose Project
Critical Elements Lithium
QUÉBEC
NEMASKA
WASKAGANISH
Whabouchi Project
Nemaska Lithium
James Bay Rd
MISTISSINI
Moblan Project
Elevra Lithium
121Mt @ 1.19% Li₂O
MATAGAMI
CHAPAIS
CHIBOUGAMAU
Legend
LEBEL-SUR-QUÉVILLON
LA SARRE
Towns
AMOS
SENNETERRE
OBEDJIWAN
Airports
North American Lithium Mine
Elevra Lithium
95Mt @ 1.15% Li₂O
VAL-D'OR
SAGUENAY
Railways
Roads
Trans-Canada Hwy
Office
Elevra Lithium Mines/Projects
QUÉBEC CITY
Other Lithium Projects
BÉCANCOUR
Lithium Processing Facilities
OTTAWA
SHERBROOKE
MONTREAL
N
250 KM

ELEVRA LITHIUM

Select Hard - Rock Resource Benchmarking Attributable M+I+I Mineral Resource Estimate, Mt 1 , 2 Capital Intensity Benchmarking US$mm /kdmt p.a. 3 Leading Hard - Rock Resource Base in North America with Competitive Capital Intensity 1. Peer Mineral Resource Estimates (Measured, Indicated & Inferred) as reported, refer to supporting sources in Appendix. 2. Excludes Ewoyaa. 3. Incremental capacity increase based on initial/remaining capital requirements, refer to supporting sources in Appendix. ELEVRA LITHIUM 12 229 141 91 82 78 48 33 15 6 0 50 100 150 200 250 Elevra PMET Resources Albemarle Rio Tinto Winsome Resources Frontier Lithium Critical Elements Rock Tech Lithium Avalon Advanced Materials 3.7 3.0 3.0 1.9 1.7 1.5 1.4 1.2 1.2 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 Albemarle (Kings Mt) Frontier Lithium (PAK) Critical Elements (Rose) Rock Tech Lithium (Georgia) NAL Expansion PMET Resources (Shaak) Rio Tinto (Whabouchi) Rio Tinto (Galaxy) Winsome Resources (Adina) Established producing asset base. Competitive capital returns.

Growth Projects

Projects

Unique set of development options combined with an operating asset

1 North American Lithium
(100%)



Leading North American open pit mining operator with nameplate capacity of 220kt of spodumene concentrate (30kt LCE per annum)

- Brownfield expansion scoping study completed with strong economics
- 25+ year life of mine
- Indicated and Inferred Mineral Resource of 95Mt @ 1.15% Li_2O
- Nearly all of NAL is powered by clean and green hydroelectricity

2 Ewoyaa
(22.5%)[1]



Low-cost lithium project targeting 365kt of high-grade, coarse-grained spodumene concentrate per annum

- Elevra has an offtake agreement with Atlantic Lithium for 50% of spodumene concentrate production at market prices on a life-of-mine basis[2]
- Elevra additionally exercised option to acquire 22.5% interest in Ewoyaa, having funded the Definitive Feasibility Study to completion

3 Moblan
(60%)



High-grade, long-life project located close to key infrastructure and transport nodes with production target of 300kt per annum of spodumene concentrate

- Drilling program achieved 6.5x increase in Resource base since acquisition
- 20+ year life of mine
- Measured, Indicated and Inferred Mineral Resource of 121Mt @ 1.19% Li_2O
- Strategically located at the southern most portion of the James Bay region of Quebec

4 Carolina
(100%)



Fully-integrated, strategically located U.S. asset to potentially produce battery-grade lithium at up to 60kt per annum at full production

- Received finalised mining permit for construction, operation and reclamation in May 2024
- One of only two significant spodumene projects in the U.S.
- Expected to benefit from exceptional infrastructure and close proximity to end customers

1. *Sayona has a 22.5% interest in the Ewoyaa Project and can earn a 50% interest prior to potential dilution.*
2. *See PLL ASX release 17 August 2023.*

ELEVRA LITHIUM

14

Overview of NAL Brownfield Expansion

Driving unit costs down and strengthening NAL's commercial competitiveness

Brownfield Expansion Scoping Study[1]

- Based off the scoping study results, targeting an increase in production from 195 – 210 ktpa (FY26 Guidance) to 315 ktpa nominal SC5.4 following ramp-up of the expansion
- High grade of additional resources expected to deliver increased concentrate production and supports a reduction in the strip ratio and mining costs at an attractive capital intensity
- Expected reduction in unit cash costs, improving margins and operational resilience
- C1 unit cost of US$562/t and AISC of US$680/t once the expansion is fully operational[2]
- Estimated initial capex of US$270mm, with expansion project to provide a total post-tax NPV(8%) of US$950mm[2]

NAL Gross Production


195 – 210
kdmt
315
kdmt
Current FY26
Guidance
Post NAL
Brownfield
Expansion

NAL Unit Costs


US$765 – 830
/dmt
US$562
/dmt
Current FY26
Guidance
Post NAL
Brownfield
Expansion

ELEVRA LITHIUM

1. See ASX release 15 September 2025, "NAL Expansion Scoping Study".
2. Converted at CADUSD = 0.74 per Scoping Study Results.

15

Indicative NAL Brownfield Expansion Timetable

A simplified project pathway as compared to greenfield project development — further refinement being undertaken

1 Scoping Study	2 Project Evaluation	3 Permitting	4 Construction	5 Commission	6 Ramp-up
✓ **Completed**	**In Progress**	**FY26**	**~2Q CY28**	**~4Q CY29**	**1Q CY30–3Q CY30**
Scoping Study for NAL brownfield expansion completed in September 2025	Conduct additional required test work and evaluation during next phase of the project	Commence incremental permitting	Commence construction	Construction complete, commissioning commences	Increase production from 195–210 kdmt to 315 kdmt

ELEVRA LITHIUM

16

Corporate

01 Corporate 02 NAL 03 Ewoyaa 04 Carolina 05 Moblan Delivering Against Multiple Operational Milestones Disciplined and structured approach to operational delivery and project development Complete merger and realise operating synergies Complete capital raise to execute strategic plans and create cash runway into 2026 Evaluate downstream partnering on consolidated platform Achieve operating cost reductions based on run - rate production levels Complete exploration drilling and update Resource and Reserve Estimates Early studies for brownfield expansion of spodumene concentrate production Negotiate revised fiscal terms of the Mining Lease Ratification of Mining Lease Secure non - dilutive project financing to reduce partner equity requirements Secure Air and Water Permit Engineering optimisation for consolidation of activities in North Carolina Advance strategic partnering and project finance options Complete exploration drilling and update Resource and Reserve Estimates Scoping Study for larger scale spodumene concentrate production Initiate Permitting process ELEVRA LITHIUM 1 8

Funding Plan

Flexibility and a range of alternatives exist to fund Elevra's development projects.

- Consolidating ownership of NAL provides optionality for alternative funding pathways including partnering with strategic investors
- Capital raisings completed at merger announcement and completion provide runway for Elevra developments
- Near-term focus on securing non-dilutive funding options leveraging Elevra's strengthened balance sheet and cashflow generation

	Funding Timing	Funding Strategy	Est. Funding Required
NAL Brownfield Expansion	Subject to permitting and FID	• Evaluating non-dilutive funding options such as secured loan and/or corporate loan which will be serviced by NAL cash flows • Engaging with potential financiers and strategic / offtake funding partners	US$270MM
Ewoyaa	Subject to FID and market conditions	• Elevra progressing non-dilutive funding options such as DFC loan for project capex and customer funding for the early years of Elevra offtake from Ewoyaa • Subject to FID, the first US$70MM to be funded by Elevra and remainder to be funded based on project ownership (~47% Elevra) • Funding options determined following completion of re-negotiation of financial terms	US$185MM[1,2] 100% basis
Moblan and Carolina		• Evaluating strategic partnership and project financing options • Strong interest from partners given strategically located assets • US federal government support to fund and accelerate critical mineral projects; downstream integration will be an important decision factor	

1. See Atlantic Lithium Limited ASX release 29 June 2023, "Ewoyaa Definitive Feasibility Study".
2. The capital cost estimate excludes sunk costs, corporate costs, company overheads, exploration costs, project financing costs, working capital, exchange rate variations and escalation.

ELEVRA LITHIUM 19

FY26 Guidance

Another year focused on delivery, disciplined expenditure and continued improvement

	FY26 Guidance	Q1 FY26	Additional Information
Spodumene Concentrate Production	195,000 – 210,000 dmt	52,003 dmt	• SC 5.3% product grade • 100% NAL production
Spodumene Concentrate Sales	195,000 – 210,000 dmt	25,975 dmt	• SC 5.3% grade • Shipment volumes deliberately weighted to the 2nd quarter in each six-month period to deliver into higher priced forward sales arrangements • Q1 ~25% vs Q2 ~75% • Q3 ~33% vs Q4 ~67%
Unit Operation Costs Sold [1,2]	A$1,175 – A$1,275 / dmt sold	A$1,250 / dmt sold	• SC 5.3% product grade • US$765 - $830 / dmt • Unit operating costs includes costs of cost, insurance and freight costs (CIF) linked to customer offtakes
Capital Expenditures [2]	A$40m	A$13m	• A$30m Sustaining Capital projects at NAL with balance of spend on Growth Projects • Capital expenditure guidance excludes movements in capital creditors which amounted to A$5m

1. *Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in A$/dmt sold, weighted average (CIF/FOB) including CIF Port of Québec.*
2. *Guidance assumes average annual exchange rates of AUD:CAD 0.88 and AUD:USD 0.65.*

ELEVRA LITHIUM

20

Appendix

Supporting Data

Leading Hard Rock Resource Base in North America Totalling 229Mt[1]

Asset	Company	Location	Status	Initial / Remaining Capex Estimate (US$MM)[2]	Incremental Annual Target Production Rate (kt SC5.5 equiv.)	Code	Source	Date	Measured (Mt)	Measured (% Li_2O)	Indicated (Mt)	Indicated (%Li_2O)	Total M+I (Mt)	M+I (%Li_2O)	M+I Inclusive of Reserves	Inferred (Mt)	Inferred (%Li_2O)
Kings Mountain	Albemarle	North Carolina, U.S.	Non-Operating	1,700	458	S-K 1300	Albemarle 10-K (2024)	31-12-24	-	-	63.9	1.4%	63.9	1.4%	No	27.6	1.2%
Galaxy (James Bay)	Rio Tinto	Québec, Canada	Non-Operating	397	317	S-K 1300	Arcadium Lithium 10-K (2024)	31-12-24	-	-	18.1	1.1%	18.1	1.1%	No	55.9	1.3%
Whabouchi	Rio Tinto (50%); IQ (50%)	Québec, Canada	Non-Operating	330	235	S-K 1300	Arcadium Lithium 10-K (2024)	31-12-24	-	-	7.8	1.4%	7.8	1.4%	No	8.3	1.3%
PAK	Frontier Lithium (92.5%); Mitsubishi (7.5%)	Ontario, Canada	Non-Operating	661	218	NI 43-101	Company Filing (NI 43-101 Technical Report)	09-07-25	16.4	1.6%	18.8	1.5%	35.2	1.5%	Yes	16.6	1.4%
Shaakichiuwaanaan	PMET Resources	Québec, Canada	Non-Operating	1,200	800	NI 43-101	Company Announcement (CV5 Lithium-Only Feasibility Study for Shaakichiuwaanaan Project)	20-10-25	-	-	108.0	1.4%	108.0	1.4%	Yes	33.3	1.3%
Carolina	Elevra Lithium	North Carolina, U.S.	Non-Operating	-	-	S-K 1300	Piedmont Lithium 10-K (2024)	31-12-24	-	-	28.2	1.1%	28.2	1.1%	Yes	15.9	1.0%
North American Lithium	Elevra Lithium	Québec, Canada	Operating	208	119	JORC	Company Filing (NAL Resource and Reserves Increase)	27-08-25	-	-	76.2	1.2%	76.2	1.2%	Yes	18.9	1.0%
Authier	Elevra Lithium	Québec, Canada	Non-Operating	-	-	JORC	Company Filing (Definitive Feasibility Study Confirms NAL Value with A$2.2B NPV)	11-10-22	6.0	1.0%	8.1	1.0%	14.1	1.0%	Yes	2.9	1.0%
Moblan	Elevra Lithium (60%); IQ (40%)	Québec, Canada	Non-Operating	-	-	JORC	Company Filing (Moblan Increases Resource to 121Mt and Reserves to 48Mt)	25-08-25	6.3	1.5%	101.4	1.2%	107.7	1.2%	Yes	13.3	1.2%
Adina	Winsome Resources	Québec, Canada	Non-Operating	348	280	JORC	Company Filing (Adina Mineral Resource Increases 33% to 78Mt at 1.15% Li_2O)	31-12-23	-	-	61.4	1.1%	61.4	1.1%	Yes	16.5	1.2%
Rose	Critical Elements	Ontario, Canada	Non-Operating	488	163	NI 43-101	Company Filing (Rose Lithium-Tantalum Project Feasibility Study)	03-04-17	-	-	30.6	0.9%	30.6	0.9%	Yes	2.4	0.8%
Separation Rapids	Avalon Advanced Materials (40%); Sibelco (60%)	Ontario, Canada	Non-Operating	317	15	NI 43-101	Company Filing (Avalon Advanced Materials Announces 28% Increase in Measures and Indicated Mineral Resources at JV Separation Rapids Project in Ontario Canada)	30-01-25	4.3	1.3%	8.7	1.4%	13.0	1.3%	Yes	2.3	1.5%
Georgia Lake	RockTech	Ontario, Canada	Non-Operating	203	109	NI 43-101	Company Filing (Georgia Lake Pre-Feasibility Study)	10-08-23	-	-	10.6	0.9%	10.6	0.9%	Yes	4.2	1.0%

1. *Attributable basis, all estimates in table shown on 100% Basis.*
2. *Inflated at 2% p.a. to August 2025 from initial study date excluding capital contingencies where reported.*

ELEVRA LITHIUM

22

ELEVRA LITHIUM 23 Cut - off Grade (%Li 2 O) Li2O Grade (%) Tonnes (Mt) Reserve Category Source Asset 0.60 1.01 0.3 Proved Ore Reserves NAL Reserves up 124% to 48.6Mt and Resource increased to 95Mt 27 August 2025 North American Lithium 0.60 1.11 48.2 Probable Ore Reserves 0.60 1.11 48.6 Total 0.60 0.97 5.7 Proved Ore Reserves NAL Reserves up 124% to 48.6Mt and Resource increased to 95Mt 27 August 2025 Authier 0.60 1.03 4.9 Probable Ore Reserves 0.60 1.00 10.5 Total 0.60 1.57 5.3 Proved Ore Reserves Moblan Increases Resource to 121Mt and Reserve to 48Mt 25 August 2025 Moblan 0.60 1.27 42.8 Probable Ore Reserves 0.60 1.31 48.1 Total 0.40 - - Proved Ore Reserves Piedmont 2024 10 - K filing with the SEC 26 February 2025 Carolina 0.40 1.10 18.3 Probable Ore Reserves 0.40 1.10 18.3 Total Supporting Data Combined Lithium Ore Reserve Totalling 106Mt 1 1. Attributable basis, all estimates in table shown on 100% Basis.

Important Information and Disclaimer ELEVRA LITHIUM 24 Important Information and Disclaimer Statements in this presentation are made only as of the date of this presentation unless otherwise stated, and the information in this presentation remains subject to change without notice. Presentation for the Purposes of Providing Information Only This presentation is not a prospectus, disclosure document or offering document under Australian law or under the law of any other jurisdiction. It is for informational purposes only. This document does not constitute and should not be construed as, an offer to sell or a solicitation of an offer or invitation to subscribe for, buy, or sell securities in the Company. Any material used in this presentation is only an overview and summary of certain data selected by the management of the Company. The presentation does not purport to contain all the information that a prospective investor may require in evaluating a possible investment in the Company, nor does it contain all the information which would be required in a disclosure document prepared in accordance with the requirements of the Corporations Act and should not be used in isolation as a basis to invest in the Company. Recipients of this presentation must make their own independent investigations, consideration and evaluation of the Company. The distribution of this presentation in other jurisdictions outside of Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within the US and Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. Disclaimer No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions or conclusions contained in or derived from this presentation or any omission from this presentation or of any other written or oral information or opinions provided now or in the future to any person. To the maximum extent permitted by law, neither the Company nor any of its affiliates, related bodies corporate and their respective officers, directors, employees, advisors and agents, nor any other person, accepts any liability as to or in relation to the accuracy or completeness of the information, statements, opinions, or matters (express or implied) arising out of, contained in or derived from this presentation or any omission from this presentation or of any other written of oral information or opinions provided now or in the future to any person. Forward Looking Statements This presentation may contain certain forward - looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona Mining Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward - looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward - looking statements will be or are likely to be fulfilled. Sayona Mining Limited (Elevra Lithium) undertakes no obligation to update any forward - looking statement or other statement to reflect events or circumstances after the date of this presentation (subject to securities exchange disclosure requirements). The information in this presentation does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this presentation constitutes investment, legal, tax or other advice. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

Important Information and Disclaimer ELEVRA LITHIUM 25 Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources Standard for Assessing Mineral Reserves and Resources As a public company listed in Australia and the United States, Sayona Mining is required to comply with the resource estimation standards of both the JORC Code and S - K 1300. Certain of Sayona’s disclosures instead comply with the JORC Code or Canadian National Instrument 43 - 101, Standards of Disclosure for Mineral Projects (“NI 43 - 101”). Each of these standards contain specific meanings for terms such as “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource”, “proven mineral reserves”, and “probable mineral reserves” for various types of technical studies. Although the principles for reporting mineral resources and reserves, including subcategories of measured, indicated, and inferred resources, are broadly similar under each set of standards, we caution you that estimates prepared solely under the JORC Code are not fully comparable to similarly titled measures disclosed under S - K 1300 or the other reporting and disclosure requirements of the U.S. federal securities laws, rules and regulations. Mineral Reserves and Resources of the Carolina Lithium Project Mineral reserve and mineral resource information contained in this presentation for the Carolina Lithium Project was prepared by Piedmont in accordance with S - K 1300 and the JORC Code. Mineral Reserves and Resources of the North American Lithium, Authier, and Moblan Projects Mineral reserve and mineral resource information contained in this presentation for the North American Lithium, Authier, and Moblan Projects were prepared in accordance with the JORC Code and NI 43 - 101. Such information was not prepared in accordance with S - K 1300.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: November 6, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel